# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reliance Global Group, Inc., CIK 0001812727
CUSIP: 75946W504
Title of class of securities: Common Stock, par value $0.086 per share
Address of issuer's principal executive offices: 300 BOULEVARD OF THE AMERICAS,, 300 BOULEVARD OF THE AMERICAS,, LAKEWOOD, New Jersey (NJ), 08701
Date of event which requires filing of this statement: 8/21/2026
Amends the filing with accession number 0001096906-26-001319
Filed by CIK 0002152497
Persons authorized to receive notices and communications: Nachum Klugman / GNK Holdings, 1 South Liberty Drive, Stony Point, New York (NY), 10980, 845-596-1382

## Reporting persons
- GNK Holdings LLC (CIK 0002152497): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 153,188; sole dispositive power 0; shared dispositive power 153,188; aggregate amount beneficially owned 153,188 (9.6% of the class)
- Nachum Klugman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 153,188; sole dispositive power 0; shared dispositive power 153,188; aggregate amount beneficially owned 153,188 (9.6% of the class)
- Gabrielle Philipson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 153,188; sole dispositive power 0; shared dispositive power 153,188; aggregate amount beneficially owned 153,188 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.086 per share
Name of issuer: Reliance Global Group, Inc.
Address of issuer's principal executive offices: 300 BOULEVARD OF THE AMERICAS,, 300 BOULEVARD OF THE AMERICAS,, LAKEWOOD, New Jersey (NJ), 08701
Comment: This Amendment No. 1 amends and supplements the Schedule 13D filed on August 27, 2026 by GNK Holdings LLC, Nachum Klugman and Gabrielle Philipson concerning common stock of Reliance Global Group, Inc. Except as expressly amended, the prior Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 15, 2026, Gabrielle Philipson purchased an additional 30,944 shares of Common Stock for aggregate consideration of $70,861.76, or approximately $2.29 per share on a weighted-average basis. Following these purchases, the Reporting Persons beneficially own 197,905 shares of Common Stock. The purchases were funded with Ms. Philipson's personal funds, including margin borrowing, consistent with the original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 15, 2026, Ms. Philipson, as shareholder, joined by GNK, delivered to the Issuer, by email and by overnight courier addressed to the Issuer's Corporate Secretary at its principal executive offices, a written demand under Section 607.0702(1)(b) of the Florida Business Corporation Act that the Issuer call a special meeting of shareholders (the "Special Meeting") for the following purposes: (i) to remove, without cause, each of the Issuer's current directors - Ezra Beyman, Alex Blumenfrucht, Scott Korman, Ben Fruchtzweig and Sheldon Brickman - and any other person elected or appointed to the Board of Directors after the date of the demand and before the Special Meeting; and (ii) to elect Nachum Klugman, Chaim Herzog, Alexander Huska, Haim Toledano and Seth Ampolsky (the "Nominees") to fill the resulting vacancies. Each Nominee has agreed to serve if elected. A copy of the demand is filed as Exhibit 99.1 and is incorporated herein by reference.

On the same date and by the same means, Ms. Philipson and GNK delivered to the Issuer a demand under Section 607.1602 of the Florida Business Corporation Act to inspect and copy the Issuer's shareholder records, together with a request under Rule 14a-7 under the Securities Exchange Act of 1934 (the "Exchange Act"). A copy is filed as Exhibit 99.2 and is incorporated herein by reference. The Reporting Persons intend to file a proxy statement with the Securities and Exchange Commission and to solicit proxies from the Issuer's shareholders in support of the proposals described above, in compliance with Rule 14a-19 under the Exchange Act.

If the Nominees are elected, and subject to their fiduciary duties, the Reporting Persons expect the Nominees to pursue a strategic review of the Issuer, including potential sales of businesses or assets; a review of the Issuer's financing arrangements, including its equity line with White Lion Capital, LLC; and disciplined capital allocation. GNK intends that, if the Nominees are elected, the new Board appoint Nachum Klugman as Executive Chairman. No compensation for that role has been agreed. The Reporting Persons may acquire or dispose of securities of the Issuer, or change their plans, at any time, subject to applicable law and reporting obligations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of October 15, 2026, the Reporting Persons beneficially own 197,905 shares of Common Stock, all held by Ms. Philipson in her individual brokerage account. Based on 1,679,936 shares outstanding as of August 26, 2026, as reported by the Issuer, those shares represent approximately 11.78% of the outstanding Common Stock. The voting and dispositive powers of each Reporting Person are set forth on the cover pages and are unchanged from the original Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: As of October 15, 2026, the Reporting Persons beneficially own 197,905 shares of Common Stock, all held by Ms. Philipson in her individual brokerage account. Based on 1,679,936 shares outstanding as of August 26, 2026, as reported by the Issuer, those shares represent approximately 11.78% of the outstanding Common Stock. The voting and dispositive powers of each Reporting Person are set forth on the cover pages and are unchanged from the original Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the purchases on October 15, 2026 described in Item 3 and listed in Schedule A, the Reporting Persons have not effected any transactions in the Common Stock since the filing of the original Schedule 13D. All purchases were made in open-market brokerage transactions.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The contribution and beneficial ownership arrangements described in the original Schedule 13D remain in effect. Each Nominee has agreed to be named in proxy materials and to serve if elected. Except as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Demand for Special Meeting of Shareholders, dated October 15, 2026.
Exhibit 99.2 - Demand to Inspect Shareholder Records, dated October 15, 2026.
Exhibits previously filed with the original Schedule 13D, including the Joint Filing Agreement, are incorporated by reference.

## Signatures
- GNK Holdings LLC: /s/ Nachum Klugman, Nachum Klugman (10/15/2026)
- Nachum Klugman: /s/ Nachum Klugman, Individual (10/15/2026)
- Gabrielle Philipson: /s/ Gabrielle Philipson, Individual (10/15/2026)